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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 44432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waterous Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 500, 301- 8th Avenue SW
(No. and Street)

Calgary (City) Alberta Canada (State) T2P 1C5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Brown (403) 261-4245
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

3000, 700- 2nd Street SW (Address) Calgary (City) Alberta Canada (State) T2P 0S7 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02

OATH OR AFFIRMATION

I, Adam Waterous, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterous Securities (U.S.A.) Inc., as of February 26, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Vice - President

Title



Notary Public

Tara Shaw
Student-at-Law

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
3000, 700 Second Street S.W.
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

Deloitte & Touche


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
WASH. D.C.
365
SECTION

February 14, 2002

Waterous Securities (U.S.A.) Inc.
600, 301 8th Avenue SW
Calgary, AB T2P 1C3

Attention: Mr. Adam R. Waterous

Dear Sirs:

The objective of our audit for the year ended December 31, 2001 was to obtain reasonable assurance that the financial statements were free of material misstatement and was not designed for the purpose of identifying matters to communicate. Accordingly, our audit would not usually identify all such matters that may be of interest to management in discharging its responsibilities and it is inappropriate to conclude that no such matters exist.

During the course of our audit of Waterous Securities (U.S.A.) Inc. for the year ended December 31, 2001, we did not identify any of the following matters: misstatements, other than trivial errors; fraud; misstatements that may cause future financial statements to be materially misstated; illegal or possibly illegal acts, other than ones considered inconsequential; significant weaknesses in internal control; or related party transactions which are not in the normal course of operations and which involve significant judgements made by management concerning measurement or disclosure.

This communication is prepared solely for the information of management and is not intended for any other purpose. We accept no responsibility to a third party who uses this communication.

Yours truly,



Chartered Accountants


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002
365
WASH, D.C.
SECTION

Financial Statements of

WATEROUS SECURITIES (U.S.A.) INC.

December 31, 2001 and 2000

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

Auditors' Report

To the Shareholders of
Waterous Securities (U.S.A.) Inc.:

We have audited the balance sheets of **Waterous Securities (U.S.A.) Inc.** as at December 31, 2001 and 2000 and the statements of loss and retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 14, 2002

Deloitte & Touche LLP

Chartered Accountants

Deloitte
Touche
Tohmatsu

WATEROUS SECURITIES (U.S.A.) INC.

Statements of Loss and Retained Earnings
Years Ended December 31, 2001 and 2000
(Stated in U.S. Dollars)

	2001 $	2000 $
REVENUE	**700**	55,200
EXPENSES	**1,358**	236
(LOSS) EARNINGS BEFORE INCOME TAXES	**(658)**	54,964
INCOME TAXES (Note 5)	**4,567**	15,566
NET (LOSS) EARNINGS	**(5,225)**	39,398
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	**30,432**	(8,966)
RETAINED EARNINGS, END OF YEAR	**25,207**	30,432

Statements of Cash Flows
Years Ended December 31, 2001 and 2000
(Stated in U.S. Dollars)

	2001 $	2000 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net (loss) earnings	**(5,225)**	39,398
Changes in non-cash working capital	**39,333**	(39,434)
	34,108	(36)
FINANCING		
Increase in advances from parent company	**21,592**	236
NET INCREASE IN CASH	**55,700**	200
CASH, BEGINNING OF YEAR	**21,816**	21,616
CASH, END OF YEAR	**77,516**	21,816
SUPPLEMENTARY INFORMATION		
Income taxes paid	**20,133**	-

WATEROUS SECURITIES (U.S.A.) INC.

Balance Sheets

December 31, 2001 and 2000
(Stated in U.S. Dollars)

	2001 $	2000 $
ASSETS		
Cash	77,516	21,816
Accounts receivable (Note 4)	101	55,000
Organization costs (Note 2)	796	796
	78,413	77,612
LIABILITIES		
Income taxes payable	-	15,566
Due to parent company	33,206	11,614
	33,206	27,180
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	20,000	20,000
Retained earnings	25,207	30,432
	45,207	50,432
	78,413	77,612

SIGNED ON BEHALF OF THE BOARD

.... **Director**

.... **Director**

Notes to the Financial Statements
Years Ended December 31, 2001 and 2000
(Stated in U.S. Dollars)

1. INCORPORATION

The Corporation was incorporated on November 26, 1991 under the provisions of the Business Corporations Act (Alberta). By Articles of Amendment dated December 17, 1991, the Corporation changed its name from 511420 Alberta Inc. to Waterous Securities (U.S.A.) Inc. The Corporation is a wholly-owned subsidiary of Waterous Securities Inc., an Alberta company. The Corporation has had limited operations to date.

The Corporation is operating pursuant to a (K)(2)(i) exemption from the Securities and Exchange Commission Rule 15c3-3.

2. SIGNIFICANT ACCOUNTING POLICIES

Organization costs

All costs relative to the organization of the Corporation have been deferred at December 31, 2001. These costs will be amortized once the Corporation fully commences active operations.

Income taxes

The Corporation follows the liability method for accounting for income taxes.

Revenue recognition

The Corporation recognizes revenues as services are provided.

Notes to the Financial Statements
Years Ended December 31, 2001 and 2000
(Stated in U.S. Dollars)

3. SHARE CAPITAL

Authorized
Unlimited number of Class A common voting shares
Unlimited number of Class B common voting shares
Unlimited number of Class C common voting shares
Unlimited number of Class D common non-voting shares
Issued
2,000 Class A shares

	Number of Shares	**Amount $**
Balance - December 31, 1999	2,000	**20,000**
Issued for cash	-	-
Balance - December 31, 2001 and 2000	2,000	**20,000**

4. RELATED PARTY TRANSACTION

Under an agreement dated November 20, 2000 between the Corporation and a related corporation, Waterous International Inc., a Bahamas company, the Corporation is to provide investment banking services. The Corporation received a non-refundable retainer fee of $55,000 as an inducement to enter into the agreement and the Corporation recognized this amount as earned income for 2000. Under the terms of the agreement, the Corporation will receive fees for any investment banking services rendered.

5. INCOME TAXES

	2001 $	2000 $
Statutory tax rate	**42%**	44%
(Loss) earnings before income taxes	**(658)**	54,964
Computed tax (recovery) expense	**(276)**	24,184
Adjustments:		
Adjustment (utilization) of loss carryforwards of prior years	**4,843**	(8,618)
Income taxes	**4,567**	15,566

Notes to the Financial Statements
Years Ended December 31, 2001 and 2000
(Stated in U.S. Dollars)

6. SUPPLEMENTARY INFORMATION

	Net Capital Computation	
	2001	2000
	$	$
Total liquid assets	**77,516**	21,816
Total liabilities	**33,206**	27,180
Net capital	**44,310**	(5,364)

	Excess of Net Capital Computation	
	2001	2000
	$	$
Net capital	**44,310**	(5,364)
Required capital	**5,000**	5,000
Excess (deficiency)	**39,310**	(10,364)

There are no material differences between the calculation of net capital as set out above and as separately calculated by management of the Corporation.